Inland Steel Industries, Inc.
30 West Monroe St.
Chicago, Illinois 60603

INLAND STEEL INDUSTRIES, INC.                                       NEWS RELEASE
--------------------------------------------------------------------------------
                                        For additional information:
                                                              Maria Hibbs
                                                              312-899-3162

For Immediate Release
--------------------------

                  INLAND STEEL INDUSTRIES ANNOUNCES GREENWAY'S
              REQUEST TO TEMPORARY RESTRAIN TENDER OFFER IS DENIED

     Chicago, IL (August 12, 1998) -- Inland Steel Industries, Inc. (NYSE: IAD) announced today that the Delaware Chancery Court denied the request of Greenway Partners, L.P. and related entities to temporarily restrain Inland's Dutch Auction self-tender offer for up to 25.5 million shares of Inland common stock at a cash price between $30 and $34 per share.

     Under the terms of the tender offer, tendering stockholders will either specify prices within the $30-$34 price range at which they are willing to tender their shares or elect to receive the purchase price determined by the Dutch Auction mechanism. The final tender price will be the lowest price that enables the Company to purchase 25.5 million shares (or such lesser number of shares as have been validly tendered). All shares purchased will be paid the final tender price. If more than 25.5 million shares are tendered at or below the final tender price, shares will be accepted pro rata as described in the offering materials.

     As previously reported, Greenway entities filed the lawsuit on August 5, 1998. Greenway alleged that given their current 9.7% stock ownership, the size of the tender offer and the terms of the Company's shareholder rights plan coerce Greenway into tendering its shares for reasons other than the merits of the tender offer. The Greenway entities indicated to the Delaware court that following the denial of a temporary restraining order, they would tender all of their shares and elect to have them purchased at the price determined by other stockholders through the Dutch Auction mechanism. They also reserved the right to pursue their claims after completion of the offer and seek all legal and equitable remedies, including rescission or damages.

     The offer is scheduled to expire at midnight, New York time, on Friday, August 14, 1998, unless extended.

                                     # # #

Inland Steel Industries, Inc. is the holder of stock representing approximately 87% of the economic interest in Ryerson Tull, Inc. which is, in turn, the sole stockholder of Joseph T. Ryerson & Son, Inc. ("Ryerson") and J.M. Tull Metals Company, Inc. ("Tull"). Ryerson and Tull are leading metal service, distribution and materials processing organizations. Ryerson Tull, Inc. believes that it is the largest metals service center in the United States based on sales revenue, with 1997 sales of $2.8 billion and a current U.S. market share of approximately 10%, based on Ryerson Tull, Inc.'s analysis of data prepared by the Steel Service Center Institute. Ryerson Tull, Inc. distributes and processes metals and other materials throughout the continental United States.